

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 2, 2009

<u>By U.S. Mail and facsimile</u>

Trevor Blank
President and Chief Executive Officer
Skyhigh Resources, Inc.
c/o Delaware Business Incorporators Inc
Capital Office Center
3422 Old Capital Trail, Suite 700
Wilmington, DE 19808-6192

      Re: Skyhigh Resources, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            File No. 333-153863
            Filed January 13, 2009

Dear Mr. Blank:

      We have reviewed your amended filing and your response letter dated January 13, 2009, and we have the following comments in regards to your amended registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>General</u>

1. The changes that you marked, both in response to prior staff comment and otherwise, reveal a number of deficiencies. While this remains a limited review, we find it necessary to bring these additional items to your attention. Please file an amendment to give effect to all of the following comments.

2. We reissue prior comment 4 in its entirety. In the revised and expanded sketch that you provide, state the month and year that each position began and ended during the past five years. For example, gaps noted include the identity of the business development company and the start date of Mr. Blank's employment with that entity. Also, if this remains his principal employer, revise to so state.

3. State explicitly, at each place that you discuss the return of funds because the offering has been terminated, that such funds will be promptly returned. Also specify at each such place (1) whether there will be an escrow account and (2) whether interest will be paid to investors.

4. Revise disclosure at "Termination of the Offering," "Plan of Distribution," and elsewhere as appropriate to make clear that the offering will not be extended past the June 30, 2009, termination date.

5. Much of the disclosure under "Dilution" is inaccurate and inconsistent. Please provide revised disclosure that is both correct and consistent. For example, a large percentage of the numbers you provide does not compute. Also, it is incorrect to suggest that new investors who pay $0.025 per share will see the book value of their investment increase.

6. Under "Annual Shareholder Meetings," you suggest that you will hold a meeting after "the approval" of the registration statement. However, you correctly note in bold type on the cover page that neither the Commission nor any state securities commission has approved or disapproved of the securities nor passed upon the accuracy or adequacy of the prospectus. Please revise the "Annual Shareholder Meetings" text accordingly.

7. Revise your exhibit list to identify which exhibits are filed with the current amendment, and when and with what filing all other exhibits were filed.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that,

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Aaron McGeary (817) 282-5886